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                               October 4, 2023

       James Herzog
       Senior Executive Vice President and Chief Financial Officer
       Comerica Inc.
       Comerica Bank Tower
       1717 Main Street, MC 6404
       Dallas, Texas 75201

                                                        Re: Comerica Inc.
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            Filed July 26, 2023
                                                            File No. 001-10706

       Dear James Herzog:

            We have conducted a limited review of your quarterly report and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended June 30, 2023

       Supplemental Financial Data, page 61

   1.                                                   We note your
presentation of the Non-GAAP measures tangible common equity, excluding AOCI,
tangible common equity ratio, excluding AOCI, and tangible equity per share of common stock,
excluding AOCI. Further, we note your disclosure that the
                                                        measures provide a
greater understanding of ongoing operations and enhances
                                                        comparability with
prior periods. Please address the following:
                                                            Tell us and revise
your disclosures, in future filings, to more fully explain what these measures represent
and how they provide a greater understanding of ongoing
                                                            operations.
                                                            Tell us how you
determined the adjustment to exclude accumulated other
                                                            comprehensive
income (loss) is appropriate, including your consideration of whether the adjustment
relates to normal, recurring activities of the Company or if it results in individually
tailored accounting. Refer to Question 100.04 of the Division of
 James Herzog
Comerica Inc.
October 4, 2023
Page 2
              Corporation Finance   s Compliance & Disclosure Interpretations
on Non-GAAP
              Financial Measures.
                Tell us whether you will continue to present these measures and adjustments during periods where there is an accumulated other comprehensive gain rather than a loss, which would result in a reduction to these non-GAAP measures excluding AOCI.
              Refer to Question 100.03 of the Division of Corporation Finance s Compliance
              & Disclosure Interpretations on Non-GAAP Financial Measures.
                Tell us how you concluded it was appropriate to not also add back the impact of
              AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 with any questions.



FirstName LastNameJames Herzog                               Sincerely,
Comapany NameComerica Inc.
                                                             Division of
Corporation Finance
October 4, 2023 Page 2                                       Office of Finance
FirstName LastName